UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Woodbridge Holdings Corporation (WDGH) (formerly Levitt Corporation)
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

978842201
(CUSIP Number)

Alan Fournier c/o Pennant Capital Management, L.L.C. 26 Main Street, Suite 203 Chatham, NJ 07928
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	978842201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pennant Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	978842201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pennant Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	978842201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pennant Windward Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	978842201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alan Fournier c/o Pennant Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	978842201

This is the second amendment to the Schedule 13D filed for Woodbridge Holdings Corporation (the "Issuer") on behalf of Pennant Capital Management, L.L.C. and Alan Fournier.  It is the first amendment to the Schedule 13D filed for Pennant Master Fund, L.P. and Pennant Windward Master Fund, L.P. (collectively, with Pennant Capital Management, L.L.C. and Alan Fournier, the "Reporting Persons")

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM PREVIOUS 13D FILED ON OCTOBER 22, 2007.

Item 2.	Identity and Background.

NO MATERIAL CHANGE FROM PREVIOUS 13D FILED ON OCTOBER 22, 2007.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Pennant Capital Management, L.L.C. may be deemed to beneficially own 0 of the Issuer's Class A Common Stock (the "Shares").

As of the date hereof Pennant Master Fund, L.P. may be deemed to beneficially own 0 Shares.

As of the date hereof Pennant Windward Master Fund, L.P. may be deemed to beneficially own 0 Shares.

As of the date hereof Alan Fournier may be deemed to beneficially own 0 Shares.

No borrowed funds were used to purchase the Shares reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

NO MATERIAL CHANGE FROM PREVIOUS 13D FILED ON OCTOBER 22, 2007.

Item 5.	Interest in Securities of the Issuer.

On September 21, 2009, the issuer and BFC Financial Corporation ("BFC") consummated their previously announced merger (the "Merger") pursuant to which the issuer merged with and into WDG Merger Sub, LLC, a wholly-owned subsidiary of BFC ("Merger Sub").  Merger Sub, which, effective upon consummation of the Merger, was re-named Woodbridge Holdings, LLC, continued as the surviving company of the Merger (the "Surviving Company") and the successor entity to the issuer.  In connection with the Merger, which was approved by the shareholders of the issuer and BFC at their respective meetings held on September 21, 2009, each outstanding share of the issuer's Class A Common Stock (other than shares held by shareholders of the issuer who duly exercised and perfected their appraisal rights under Florida law) automatically converted into the right to receive 3.47 shares of BFC's Class A Common Stock. Shares otherwise issuable to BFC attributable to the shares of the issuer's Class A Common Stock and Class B Common Stock owned by BFC were canceled in connection with the Merger, reflecting Florida law which provides that BFC cannot own shares of its own stock.

As a result of the Merger, the issuer's separate corporate existence ceased and its Class A Common Stock will no longer be publicly traded. Accordingly, the Surviving Company, on behalf of the issuer, intends to file with the Securities and Exchange Commission a certification on Form 15 to deregister the issuer's Class A Common Stock (and associated preferred share purchase rights) and to suspend the issuer's reporting obligations under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

As of the date hereof, Pennant Capital Management, L.L.C. may be deemed to beneficially own 0 Shares, or 0.00% of the Shares of the Issuer.  Pennant Master Fund, L.P. may be deemed to beneficially own 0 Shares, or 0.00% of the Shares of the Issuer.  Pennant Windward Master Fund, L.P. may be deemed to beneficially own 0 Shares, or 0.00% of the Shares of the Issuer.  Alan Fourier may be deemed to beneficially own 0 Shares, or 0.00% of the Shares of the Issuer.

Pennant Capital Management, L.L.C. shares the power to vote or direct the vote of 0 Shares to which this filing relates.

Pennant Capital Management, L.L.C. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Pennant Capital Management, L.L.C. shares the power to dispose or direct the disposition of the 0 Shares to which this filing relates.

Pennant Capital Management, L.L.C. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Pennant Capital Management, L.L.C. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein..

Pennant Master Fund, L.P. shares the power to vote or direct the vote of 0 Shares to which this filing relates.

Pennant Master Fund, L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Pennant Master Fund, L.P. shares the power to dispose or direct the disposition of the 0 Shares to which this filing relates.

Pennant Master Fund, L.P. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Pennant Master Fund, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Pennant Windward Master Fund, L.P. shares the power to vote or direct the vote of 0 Shares to which this filing relates.

Pennant Windward Master Fund, L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Pennant Windward Master Fund, L.P. shares the power to dispose or direct the disposition of the 0 Shares to which this filing relates.

Pennant Windward Master Fund, L.P. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Pennant Windward Master Fund, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Alan Fournier shares the power to vote or direct the vote of 0 Shares to which this filing relates.

Alan Fournier has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Alan Fournier shares the power to dispose or direct the disposition of the 0 Shares to which this filing relates.

Alan Fournier has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Alan Fournier specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Shares reported herein.

The Reporting Persons have not purchased or sold any Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM PREVIOUS 13D FILED ON OCTOBER 22, 2007.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2009
(Date)

PENNANT CAPITAL MANAGEMENT, L.L.C.*
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member

PENNANT MASTER FUND, L.P.*
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member of Pennant General Partner, L.L.C., its general partner

PENNANT WINDWARD MASTER FUND, L.P.*
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member of Pennant General Partner, L.L.C., its general partner

ALAN FOURNIER* /s/ Alan Fournier__________________________

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Class A Common Stock, of Woodbridge Holdings Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 6th day of October, 2009.

PENNANT CAPITAL MANAGEMENT, L.L.C.
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member

PENNANT MASTER FUND, L.P.
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member of Pennant General Partner, L.L.C., its general partner

PENNANT WINDWARD MASTER FUND, L.P.
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member of Pennant General Partner, L.L.C., its general partner

ALAN FOURNIER /s/ Alan Fournier__________________________

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